Issuer Free Writing Prospectus
Filed by: Meritor, Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-179405
February 10, 2014

Meritor, Inc.
Pricing Term Sheet

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated February 10, 2014 (the “Preliminary Prospectus Supplement”) filed with the Securities and Exchange Commission by Meritor, Inc. (the “Issuer”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Meritor, Inc.
Guarantees:

Each of the Issuer’s subsidiaries from time to time guaranteeing its senior secured credit facility, as it may be amended, extended, replaced or refinanced, or any subsequent credit facility (other than one subsidiary that currently has minimal assets, which is in the process of voluntary liquidation) will guarantee the Notes on a senior unsecured basis. These guarantees will remain in effect until the earlier to occur of payment in full of the Notes or termination or release of the applicable corresponding guarantee under the Issuer’s senior secured credit facility, as it may be amended, extended, replaced or refinanced, or any subsequent credit facility. The guarantees will be senior unsecured obligations of the guarantors and will rank equally with existing and future senior unsecured indebtedness of such subsidiaries. The guarantees will be effectively subordinated to all of the existing and future secured indebtedness of such subsidiaries, to the extent of the value of the assets securing such indebtedness.

Security:	6-1/4% Notes due 2024
Size:	$225,000,000
Maturity:	February 15, 2024
Coupon:	6-1/4%
Offering Price:	100.000%
Yield to Maturity:	6-1/4%
Spread to Benchmark Treasury:	357 basis points
Benchmark Treasury:	U.S. Treasury 2.75% due November 15, 2023
Interest Payment Dates:	February 15 and August 15, commencing August 15, 2014
Record Dates:	February 1 and August 1

Gross Proceeds:	$225,000,000
Net Proceeds to the Issuer (Before Expenses):	$221,062,500
Redemption Provisions:
Make-Whole Call:

Prior to February 15, 2019, the Issuer may redeem, at its option, from time to time, any of the Notes, in whole or in part, at the redemption price calculated as described in the Preliminary Prospectus Supplement under “Description of the notes—Optional redemption—Make-whole redemption.” For purposes of such calculation, the “applicable premium” shall mean, with respect to a Note at any redemption date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such Note at February 15, 2019 (as set forth below under “Redemption Prices”) plus (2) all remaining required interest payments due on such Note through February 15, 2019 (excluding accrued and unpaid interest, if any, to the redemption date), computed using a discount rate equal to the Treasury rate plus 50 basis points, over (B) 100% of the principal amount of such Note.

Redemption Prices:

On or after February 15, 2019, the Issuer may redeem, at its option, from time to time, the Notes, in whole or in part, at the redemption prices (expressed as percentages of the principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date) on the Notes to be redeemed, if redeemed during the 12-month period beginning on February 15 of the years indicated below:

	Year	Redemption price
	2019	103.125%
	2020	102.083%
	2021	101.042%
	2022 and thereafter	100.000%
Redemption With Proceeds of Equity Offering:

Prior to February 15, 2017, the Issuer may redeem, at its option, from time to time, up to 35% of the aggregate principal amount of the Notes issued on February 13, 2014 with the net cash proceeds of one or more public sales of the Issuer’s common stock at a redemption price equal to 106.25% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date) on the Notes to be redeemed; provided that at least 65% of the aggregate principal amount of Notes originally issued on February 13, 2014 remains outstanding after each such redemption and notice of any such redemption is mailed within 90 days of any such sale of common stock.

Change of Control:

If a change of control (as defined in the Preliminary Prospectus Supplement) occurs, unless the Issuer has exercised its right to redeem the Notes, each holder of Notes may require the Issuer to repurchase some or all of such holder’s Notes at a purchase price equal to 101% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but not including, the payment date (subject to the right of holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the payment date) on the Notes to be repurchased.

Trade Date:	February 10, 2014
Settlement (T+3):	February 13, 2014
Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
CUSIP:	59001KAD2
ISIN:	US59001KAD28
Form of Offering:	SEC Registered (Registration No. 333-179405)
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. RBC Capital Markets, LLC RBS Securities Inc.
Co-Managers:	BNP Paribas Securities Corp. PNC Capital Markets LLC Fifth Third Securities, Inc. The Huntington Investment Company Comerica Securities, Inc.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC collect at 1-212-834-4533.